Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

September 11, 2013

Alison White, Esq.

Senior Counsel

Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Transamerica Life Insurance Company

Separate Account VA B

Initial Registration Statement on Form N-4

File Nos. 333-189435 and 811-6032

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Initial Registration Statement on Form N-4

File Nos. 333-189436 and 811-8750

Dear Ms. White:

This letter responds to written comments that you provided with respect to the above-referenced Initial Filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC” or “we”) and Separate Account VA BNY of Transamerica Financial Life Insurance Company (“TFLIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

1.	General

a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s obligations under the contract or whether the company will be solely responsible for paying out on any benefits or obligations associated with the policy.

Response: There are no third party supplemental guarantees under the policy.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

Response: The class identifier in the SEC system is the name on the front cover page of the prospectus (Transamerica Variable Annuity O-Share).

2.	Features of the Product, page 3

Please remove the second and third sentence of the first footnote as this prospectus offers a single contract class.

Response: The disclosure has been revised as requested. (See page 3)

Ms. Alison White

September 11, 2013

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3.	Fee Tables and Expense Examples, pages 4-8

a. Please disclose the range of state premium taxes in the preamble to the Owner Transaction Expense table on page 4.

Response: The disclosure has been revised as requested. (See page 4)

b. Given that the policy has a premium based charge, it is confusing that you include a line item showing “Front-End Sales Load on Premium Payments” as zero. Please revise or explain supplementally how the premium base charge is distinguishable from a front-end load. If it is distinguishable explain supplementally why you believe it is more appropriate to reflect the premium based charge as a transaction expense rather than a periodic expense.

Response: The “premium based charge” is distinguishable from a “front-end sales load on premium payments” in that the premium based charge is not deducted from the premium payment before purchasing accumulation units. This is different than a front-end sales load that reduces the amount available to purchase units. For example, with a front-end load, if an investor writes a check for $10,000 to purchase the product, and there is a 5% front-end sales load, the total amount of the front-end sales load is $500. The $500 sales load is deducted from the check (and assuming no other front-end fees) the remaining $9,500 is used to purchase the product for the investor.

With respect to whether the premium based charge is reflected as a “transaction expense” rather than a “periodic expense” we are willing to revise the disclosure if the Staff would prefer it reflected as a “periodic expense.” As noted elsewhere in the disclosure, some or all of the premium based charge may be deducted on a modal basis (if no withdrawals in excess of the surrender charge free amount occur), on an ad hoc basis (if the policy is fully surrendered) or both (if one or more withdrawals in excess of the surrender charge free amount but less than the cash value occur).

c. Please show just the maximum Transfer Fee, Special Service Fee and Annual Service Charge in the fee tables as the current fees could be viewed as obscuring or impeding the understanding of the maximum ones. See General Instruction 5 to Item 3 of Form N-4.

Response: The disclosure has been revised as requested. (See page 4)

d. Please note that we will want to review the Expense Example numbers prior to accelerating the filing.

Response: The disclosure has been revised as requested. (See page 5)

e. For clarity, please number the notes on pages 6-8 and add corresponding annotations to the Fee Tables and Expense Examples.

Response: Due to system limitations it is impractical for us to letter or number the notes to the Fee Tables and Expense Examples.

4.	Owner Transaction Expenses, pages 6 and 19-20

a. Please consider combining the premium based charge and surrender charge subsections and explaining how the charges work to pay for distribution of the contracts.

Ms. Alison White

September 11, 2013

3 | Page

Response: In developing the product we reviewed the prospectus disclosure of other issuers currently offering o-share products and in each instance those issuers use separate sections to disclose the “premium based charge” and “surrender charge.” We concluded that deviating so markedly from the disclosure of all other o-share issuers could be confusing to customers. We also had discussions with one distributor regarding this issue during our development and they indicated one combined section rather than two separate sections would likely be less understandable for customers. We agreed. For these reasons, we respectfully decline to combine the “premium based charge” and “surrender charge” discussions into one section.

Please note, the “premium based charge” and “surrender charge” discussions each disclose that the respective charge is to help pay for distribution related expenses.

b. Please clarify if the surrender charges (and/or accelerated premium based charges) are payable at death. In this regard we note that the New York State variation discussed on page 72 suggests that no surrender charges being assessed at death is an exception.

Response: Please see the disclosure on page 34 that discusses the circumstance where a surrender charge may be applicable to the death benefit paid. The disclosure states that surrender charges are applied in the calculation of the policy’s cash value and the amount of the base policy death benefit is generally the greatest of:

•	the policy value on the date we receive the required information in good order at our Administrative Office;

•	the cash value on the date we receive in good order the required information at our Administrative Office (this will be more than the policy value if there is a positive excess interest adjustment that exceeds the surrender charge);

•	minimum required cash value; and

•	the guaranteed minimum death benefit (if one was elected) on the date of death; plus premium payments, minus withdrawals, from the date of death to the date the death benefit is paid.

The disclosure in the New York State Variations section has been revised. (See page 73)

5.	The Annuity, page 9

Please clarify here and on pages 3 and 14 whether the fixed account is offered.

Response: The disclosure has been revised as requested. (See pages 3, 9 and 14)

6.	The Fixed Account, pages 14-15

a. Please change the word “may” to “are” in the last sentence of the preamble.

Response: The disclosure has been revised as requested. (See page 14)

b. Please disclose the lowest guaranteed interest rate that will be offered under the contact.

Response: The disclosure has been revised as requested. (See page 14)

Ms. Alison White

September 11, 2013

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7.	Special Service Fees, page 22

Please clarify what “Special Services” may be provided on request.

Response: The disclosure has been revised as requested. (See page 22)

8.	Surrenders and Withdrawals, page 26

Please clarify in the prospectus whether the surrender charge and excess interest adjustment may be assessed together.

Response: The disclosure has been clarified as requested. (See page 26)

9.	Guaranteed Minimum Death Benefit, page 34

As there are two GMDBs, please change “Benefit” to “Benefits” in the heading.

Response: The disclosure has been revised as requested. (See page 34)

10.	Asset Rebalancing, page 53

Please delete the extra phrase “Asset rebalancing can be used in conjunction with” in the last sentence of this section.

Response: The disclosure has been revised as requested. (See page 54)

11.	Guaranteed Lifetime Withdrawal Benefits, page 53

Please briefly describe the difference(s) between the Retirement Income Max and Retirement Income Choice 1.6 Riders, and explain why a contract owner/potential contract owner would choose one rider over the other

Response: We have included a tabular discussion (which is cross-referenced on page 54) regarding key aspects of each rider in addition to the full discussion of each rider in the applicable section of the prospectus. The tabular discussion is to complement the full discussion and is designed to assist the customer and their financial representative in determining if either rider is suitable for their individual financial needs, risk tolerance, etc…. We do not believe the Company is qualified to provide investment advice to customers concerning which, if any, guaranteed lifetime withdrawal benefit would be suitable for their individual needs.

12.	Income Enhancement Option, page 66

The term “non-income enhanced withdrawal percentage” is confusing. Please revise.

Response: The disclosure has been revised as requested. (See page 67)

Ms. Alison White

September 11, 2013

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13.	How to Obtain More Information, page 76

Please clarify the statement that “[o]ur financial strength can be found on our website.”

Response: The disclosure has been revised as requested. (See page 77)

14.	Appendices, pages 83-110

For ease of reference, please consider numbering or lettering the appendices.

Response: Due to system limitations it is impractical for us to letter or number the appendices.

15.	Glossary of Terms, SAI pages 4-5

It is unclear why you have included the term “Supportable Payment” in the Glossary when it is used nowhere in the registration statement. Please advise or revise.

Response: The “Supportable Payment” definition has been removed from the Glossary. (See page 5)

16.	Item 24. Financial Statements and Exhibits

Please provide Powers of Attorney that relate specifically to the filing. See Rule 483(b) of the Securities Act of 1933.

Response: The required Powers of Attorney will be filed in a pre-effective amendment.

17.	Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response: The required financial statements, exhibits, and other required disclosure will be filed in a pre-effective amendment.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
Associate General Counsel
Individual Savings & Retirement Division
Transamerica Life Insurance Company and
Transamerica Financial Life Insurance Company

INTRODUCTION

How to buy this variable annuity

Ö FEATURES OF THE PRODUCT*

	Minimum Initial Deposit**	Premium Based and Surrender Charge Period	Maximum Mortality & Expense Risk and Administrative Charges	Maximum Premium Based and Surrender Charge***
O-Share	$10,000	7 years	0.75%	5%

~~* This table does not show underlying fund portfolio expenses, annual service charge and optional rider fees. Each share class has its own minimum policy value requirements. Not all share classes may be available through your financial intermediary.~~

—

* This table does not show underlying fund portfolio expenses, annual service charge and optional rider fees.

__

** We currently issue new policies to the following plans: Traditional IRAs, Roth IRAs, SIMPLE IRAs, SEP-IRAs, 457(f) plans (in certain circumstances) and Section 401(a) plans (including profit sharing plans, defined benefit pension plans, defined contribution pension plans, 401(k) plans, combination defined benefit/contribution plans).

*** The Premium Based Charge/Surrender Charge rates for new premium payments may decrease as the total amount of premium payments increases.

Ö CHOOSE INVESTMENT OPTIONS~~•~~

—	Subaccounts - Funds representing a range of investment strategies, objectives and asset classes.

~~•~~

—	Fixed Account - A fixed interest ~~account (if available).~~

account.

Subject to limitations, you may move your policy value among each of these investment options.

Ö CHOOSE OPTIONAL GUARANTEED BENEFITS (IF DESIRED)*

Lifetime Withdrawal Benefits	Retirement Income MaxSM1
Retirement Income ChoiceSM 1.6[1]
Death Benefits	Annual Step-Up1
Return of Premium[1]
Additional Death Distribution[1]
Additional Death Distribution +[1]

1 Investment or other restrictions may apply

* Additional fees may apply. Optional benefits may not be available through your financial intermediary or in all states.

Ö COMPLETE OUR APPLICATION OR ORDER FORM

Ö PAY THE APPLICABLE MINIMUM INITIAL DEPOSIT

FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See EXPENSES.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment options. State premium taxes may also be deducted. State premium taxes currently range is from 0% - 4%. Excess interest adjustments may be made to amounts surrendered, withdrawn or applied to annuity payment options from policy value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Owner Transaction Expenses:

Front-End Sales Load On Premium Payments	0%
Maximum Premium Based Charge / Maximum Surrender Charge	5%
~~Transfer Fee~~	~~$0 - $10~~
Maximum Transfer Fee	$10
~~Special Service Fee~~	~~$0 - $30~~
Maximum Special Service Fee	$30

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Maximum Annual Service Charge	~~$0 - $50~~ $50
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Mortality and Expense Risk Fee	0.60%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	0.75%
Optional Separate Account Expenses:
Annual Step-Up Death Benefit	0.35%
Return of Premium Death Benefit	0.15%
Fund Facilitation Fee	0.30%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	1.40%
Optional Rider Charges:
Additional Death Distribution (annual charge - % of policy value)	0.25%
Additional Death Distribution + (annual charge - % of policy value)	0.55%

Optional Guaranteed Lifetime Withdrawal Benefit Rider Charges:	Maximum	Current
Retirement Income MaxSM (annual charge - % of withdrawal base)	2.00%	1.25%
Retirement Income ChoiceSM 1.6 (annual charge - % of withdrawal base)
Base Benefit Designated Allocation Group A	2.30%	1.55%
Base Benefit Designated Allocation Group B	1.85%	1.10%
Base Benefit Designated Allocation Group C	1.45%	0.70%
Additional Benefits available with Retirement Income ChoiceSM 1.6 rider:
Income EnhancementSM - (Single Life Option)	0.30%	0.30%
Income EnhancementSM - (Joint Life Option)	0.50%	0.50%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2012 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	0.53%
Highest Gross	1.52%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your policy has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2012, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Additional Death Distribution+ Rider, and Retirement Income ChoiceSM 1.6 Rider - Joint Life with additional Income EnhancementSM option. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	 ~~$~~	$1070
3 Years	 ~~$~~ 	$2228
5 Years	 ~~$~~ 	$3409
10 Years	 ~~$~~	$6483

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	 ~~$~~ 	$ 641
3 Years	 ~~$~~ 	$1942
5 Years	 ~~$~~ 	$3266
10 Years	 ~~$~~ 	$6483

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Owner Transaction Expenses:

Premium Based Charge (as a percentage of premium payments)
Premium Payments	Total Charges
$0 thru $49,999.99	5.00%
$50,000.00 thru $99,999.99	4.50%
$100,000.00 thru $249,999.99	3.50%
$250,000.00 thru $499,999.99	2.50%
$500,000.00 thru $999,999.99	2.00%
$1,000,000.00 or more	1.25%

Each premium payment has its own premium based charge. The premium based charge is payable for seven years and is deducted quarterly. The charge reflected is the maximum and the premium based charge may decrease as total premium payments increase. If you surrender your policy, the total remaining premium based charge (if any) will be deducted. If you make a withdrawal which is greater than the surrender charge free amount, a portion of the remaining premium based charge will be deducted.

Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium payment, regardless of how policy value is allocated among the investment options. The total of premium based charges and surrender charges deducted will not exceed 5% of the aggregate premium payments.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment options. There is no fee for the first 12 transfers per policy year. For additional transfers, we may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, including overnight delivery~~,~~; duplicate policies; non-sufficient checks on new business; duplicate 1099 and 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to require the Company to incur additional processing costs.

Annual Service Charge:

The current annual service charge is $50 but in no event will exceed 2% of the policy value.

Criteria for Potential Waiver	Potential Waiver Amount*
Policy Value or sum of all premium payments less all withdrawals:
$50,000 thru $249,999.99	up to $35
$250,000 or more	up to $50
Participation in e-delivery program	up to $15

*In no event will we waive in the aggregate more than the actual annual service charge for any policy year.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit. During the income phase, the mortality and expense risk fee is at an annual rate of 0.75%.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in:

Fund	Annualized Fee %
American Funds - Asset Allocation Fund - Class 2; American Funds - Bond Fund - Class 2; American Funds - Growth Fund - Class 2; American Funds Growth-Income Fund - Class 2; American Funds International Fund - Class 2	0.30%
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B; GE Investments Total Return Fund - Class 2	0.20%
TA BlackRock Global Allocation - Service Class	0.10%

See EXPENSES for additional information.

Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses: This reflects the base separate account expenses, the Annual Step-Up Death Benefit fee, plus the Fund Facilitation fee, but does not include any annual optional rider fees. The death benefits are mutually exclusive.

Optional Rider Charges and Optional Guaranteed Lifetime Withdrawal Benefit Charges:

In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

Retirement Income MaxSM Rider and Retirement Income ChoiceSM 1.6 Rider - Withdrawal Base: We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value.

Total Portfolio Annual Operating Expenses:

The fee table information relating to the underlying fund portfolios was provided to us by the underlying fund portfolios, their investment advisers or managers, and we have not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

Expense Examples:

The Example does not reflect premium tax charges, special service fees, or transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

THE ANNUITY

This prospectus describes information you should know before you purchase the Transamerica Variable Annuity O-Share.

An annuity is a contract between you, the owner, and an insurance company (in this case us), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are generally tax deferred. Tax deferral means you are not taxed until you take money out of your annuity. After you annuitize, your annuity switches to the income phase.

The policy is a “deferred” annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

The policy is a “flexible premium” annuity because after you purchase it, you can generally make additional premium payments of at least $50 (but not more than the stated maximum total premium payment amount) until the annuity commencement date. You are not required to make any additional premium payments.

The policy is a “variable” annuity because the value of your policy can go up or down based on the performance of your subaccounts. If you invest in the separate account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your subaccounts. You could lose the amount you allocate to the separate account. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your subaccounts for the income phase.

~~The fixed account may, but is not guaranteed to always, be offered. If the fixed account is offered it will offer interest at a rate(s) that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that we may offer and that you select.~~

The fixed account offers interest at a rate(s) that we guarantee will not decrease during the selected guaranteed period we may offer. There may be different interest rates for each different guaranteed period that we may offer and that you select.

Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme. Your policy is not intended or designed to be traded on any stock exchange or secondary market. By purchasing this policy, you represent and warrant that you are not using the policy, or any of its riders for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme.

PURCHASE

Policy Issue Requirements

We will not issue a policy unless:

provided. Under asset rebalance programs the value remaining in the closed subaccount will be excluded from any future rebalancing. The value of the closed subaccount will continue to fluctuate due to portfolio performance, and may exceed the original rebalance percentages you requested. As you consider your overall investment strategy within your policy, you should also consider whether or not to re-allocate the value remaining in the closed subaccount to another investment choice. If you decide to re-allocate the value of the closed subaccount, you will need to provide us with instructions to achieve your goal.

If you allocate premium to a subaccount that is closed to new investment, we will require new instructions. If we do not receive new instructions, the requested transaction will be canceled and the premium will be returned.

In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (1) operated as a management company under the 1940 Act or any other form permitted by law, (2) deregistered under the 1940 Act in the event such registration is no longer required or (3) combined with one or more other separate accounts. To the extent permitted by applicable law, we also may (1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts or (5) add new underlying fund portfolios, or substitute a new underlying fund portfolio for an existing underlying fund portfolio.

The Fixed Account

The fixed account may, but is not guaranteed to always, be available. If available, premium payments allocated and amounts transferred to the fixed account become part of our general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account ~~may,~~are, however, ~~be~~ subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

~~While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account when available will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “~~

The fixed account is currently available for investment as of the date of this prospectus. We will post a notice on our website if it is not available. You can also contact your financial representative to see if it is available. While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account when available will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”) and in no event will be less than 0.25%. We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into the money market subaccount or if a

Excess Interest Adjustment

Surrenders, withdrawals, transfers, amounts applied when a death benefit is calculated, and amounts applied to an annuity option from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum or increase the amount credited. This adjustment may also apply to amounts applied to an annuity payment option. Please see “Appendix - Excess Interest Adjustment Examples” for an example showing the effect of a hypothetical excess interest adjustment calculation. The excess interest adjustment plays a role in calculating the total interest credited to the fixed account.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy (including distribution related expenses), and assuming the risk that the current charges will be insufficient in the future to cover costs of selling, distributing and administering the policy.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Premium Taxes

A deduction is also made for premium taxes, if any, imposed on us by a state, municipality or other government agency. The tax, currently ranging from 0% to 4%, is assessed at the time premium payments are made or when annuity payments begin. We pay the premium tax at the time it is imposed. We will, at our discretion, deduct the total amount of premium taxes, if any, from the policy value when such taxes are due to the applicable taxing authority, you begin receiving annuity payments, you surrender the policy or a death benefit is paid.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Special Service Fees

~~We will deduct a charge for special services you request.~~

We may deduct a charge for special services, including overnight delivery; duplicate policies; non-sufficient checks on new business; duplicate 1099 and 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to require the Company to incur additional processing costs.

For the calendar year ended December 31, 2012, TCI or its affiliates received total revenue sharing payments in the amount of $4,254,521.64 from the following Fund managers and/or subadvisers to participate in TCI’s events: AEGON USA Investment Management • Alliance Bernstein Investments • American Funds • BlackRock Investment Management, LLC. • Fidelity Investments • Franklin Templeton Investments • GE Asset Management • Hanlon Investment Management Inc. • ING Clarion Real Estate Securities • Invesco AIM • Janus Capital • Jennison Associates • Legg Mason Capital Management • Logan Circle Investment Partners • Madison Asset Management • Morgan Stanley Investment Management • Natixis Global Asset Management • Oppenheimer Funds • Pacific Investment Management Company • Wellington Management Company.

Please note some of the aforementioned managers and/or subadvisers may not be associated with underlying fund portfolios currently available in this product.

Proceeds from certain of these payments by the underlying fund portfolios, the advisers, the subadvisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the policy, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the underlying fund portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the policies, see OTHER INFORMATION - Distribution of the Policies in this prospectus.

ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your policy in the following ways:

—	by making a surrender or withdrawal; or
—	by taking systematic payouts (See ADDITIONAL FEATURES - Systematic Payout Option for more details).

Surrenders and Withdrawals

During the accumulation phase, if you take a full surrender you will receive your cash value. If you want to take a withdrawal, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the withdrawal from each of the investment options in proportion to the policy value. Surrenders may be referred to as withdrawals on your policy statement and other documents.

You may elect to take up to the free amount each policy year without incurring a surrender charge. Remember that any withdrawal you take will reduce the policy value, and the amount of the death benefit. See DEATH BENEFIT, for more details. A withdrawal also may have a negative impact on certain other benefits and guarantees of your policy. See ADDITIONAL FEATURES, for more details.

Withdrawals (and surrenders) in excess of the surrender charge free amount may be subject to a surrender charge. Surrenders and withdrawals from the fixed account may also be subject to an excess interest adjustment. Income taxes, federal tax penalties and certain restrictions may apply to any surrenders you make.

THEN:

—	no additional payments will be made (there is no death benefit).

Succession of Ownership

If an owner (who is not the annuitant) dies during the accumulation phase, the person or entity first listed below who is alive or in existence on the date of that death will become the new owner:

—	any surviving owner;
—	primary beneficiary;
—	contingent beneficiary; or
—	owner’s estate.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum, partial withdrawals or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option, if any, you choose when you buy the policy. The “base policy” death benefit will generally be the greatest of:

—	the policy value on the date we receive the required information in good order at our Administrative Office;
—

the cash value on the date we receive in good order the required information at our Administrative Office (this will be more than the policy value if there is a positive excess interest adjustment that exceeds the surrender charge);

—	minimum required cash value; and
—

the guaranteed minimum death benefit (if one was elected) on the date of death; plus premium payments, minus withdrawals, from the date of death to the date the death benefit is paid. Please see “Appendix - Death Benefit” for illustrative examples regarding death benefit calculations.

Please note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefits

On the policy application, you may generally choose a guaranteed minimum death benefit (age limitations may apply) for an additional fee. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Annual Step-Up Death Benefit

Under this option, on each policy anniversary prior to your 81st birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. This “step-up” death benefit is equal to:

—	the largest policy value on the policy date or on any policy anniversary prior to the earlier of the annuitant’s date of death or the annuitant’s 81st birthday; plus
—	any premium payments since the date of any policy anniversary with the largest policy value; minus

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions. Transfers from a Dollar Cost Averaging fixed source are not subject to an excess interest adjustment. A Dollar Cost Averaging program can be used in conjunction with Asset rebalancing can be used in conjunction with a guaranteed lifetime withdrawal benefit (subject to any investment restrictions involving the source). There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies, may not be available for all policies, and may not be available in all states. See your policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time. If a transfer is requested, we will honor the requested transfer and discontinue asset rebalancing. New instructions are required to start asset rebalancing. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually. Asset rebalancing can be used in conjunction with ~~Asset rebalancing can be used in conjunction with~~ a guaranteed lifetime withdrawal benefit. There is no charge for this benefit.

Guaranteed Lifetime Withdrawal Benefits

You may elect one of the following optional riders under the policy that offers guaranteed lifetime withdrawal benefits - the Retirement Income MaxSM Rider or the Retirement Income ChoiceSM 1.6 Rider. Important aspects of each of these riders are summarized in the “Appendix - Guaranteed Lifetime Withdrawal Benefit Comparison Table” and are described in more detail below. You should consult with tax and financial professionals to determine which of these riders, if any, is appropriate for you.

Retirement Income MaxSM Rider

You may elect to purchase the optional Retirement Income MaxSM rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment options which are designed to help manage our risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax adviser before electing the Retirement Income MaxSM rider for a qualified policy. If you elect the Retirement Income MaxSM Rider you cannot elect another GLWB. The guaranteed lifetime withdrawal benefit is based on our claims-paying ability.

Retirement Income MaxSM - Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary because your policy value goes to zero by other than an excess withdrawal, as payments from us for life), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s (or surviving spouse’s if

Please note:

—	Resets, unlike automatic step-ups, occur only if you so elect during the 30 day window following each successive fifth rider anniversary.
—

Resets result in the purchase of a new rider whose terms may be more or less favorable than the current rider whereas automatic step-ups do not require termination of the existing rider and repurchase of a new rider (although fees may increase at the time of an automatic step-up).

—	Owners may decide to terminate an existing rider if it no longer meets their needs and then elect a new available rider that does.

Retirement Income ChoiceSM 1.6 – Additional Options

You may elect the following options with this rider (the options are not mutually exclusive):

—	Joint Life; and
—	Income EnhancementSM.

There is an additional fee if you elect the Income EnhancementSM Benefit option under the rider. If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower. Furthermore, if you elect the Joint Life option in combination with the Income EnhancementSM Benefit option, then the fee for the Income EnhancementSM Benefit will be different than under the Single Life option. See Retirement Income ChoiceSM 1.6 Rider Fees below.

Joint Life Benefit. If you elect this rider, then you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death (only if the annuitant’s spouse is eligible to and elects to continue the policy see TAX INFORMATION - Tax Status of the Policy - Distribution Requirements). If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower.

Please note:

—	The withdrawal percentage for each “age at the time of first withdrawal” is lower if you elect this option.
—	The annuitant’s spouse must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option.
—

A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

—	The annuitant’s spouse for purposes of this rider cannot be changed to a new spouse.
—	The rider withdrawal percentage is based on the age of the younger of the annuitant and annuitant’s spouse, if you elect this option.
—	You cannot elect a manual reset if the annuitant or annuitant’s spouse is 86 or older (lower if required by state law).
—	This option may not be permitted in the case of certain non-natural owners.

Income EnhancementSM Option. If you elect this rider, you can also elect to have your withdrawal percentage increase to 150% of the ~~non-income enhanced~~base withdrawal percentage if either the annuitant (or the annuitant’s spouse if the joint life option is elected) is confined, due to a medical necessity in a hospital or nursing facility due to

New York. Under the right to cancel provision ~~is~~ the premium payment allocated to the fixed account, if any, plus the policy value in the separate account, if any, including any fees and charges is returned. If the policy is a replacement, the right to cancel period is extended to 60 days. Unemployment Waiver, Additional Death Distribution, Additional Death Distribution +, Telephone Transactions and the Income EnhancementSM under the Retirement Income ChoiceSM 1.6 rider are not available. There is no excess interest adjustment. ~~There are no surrender charges at time of death.~~ Death benefit payable during the accumulation phase is the greater of policy value or guaranteed minimum death benefit, if any. Policy value is used upon annuitization. Annuity commencement date cannot be earlier than the first policy anniversary.

North Dakota. Right to cancel period is 20 days.

Ownership

You, as owner of the policy, exercise all rights under the policy. You can generally change the owner at any time by notifying us in writing at our Administrative Office. There may be limitations on your ability to change the ownership of a qualified policy. An ownership change may be a taxable event.

Beneficiary

The beneficiary designation will remain in effect until changed. The owner may change the designated beneficiary by sending us written notice. The beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by us. We will not be liable for any payment made before the written notice is received in our Administrative Office. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally. If, upon the death of the annuitant, there is a surviving owner(s), then the surviving owner(s) automatically takes the place of any beneficiary designation.

Right to Cancel Period

You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 10 days after you receive the policy (for replacements the right to cancel period is generally 30 days), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account. You bear the risk of any decline in policy value during the right to cancel period. However, if state law requires, we will refund your original premium payment(s). We will pay the refund within seven days after we receive in good order within the applicable period at our Administrative Office, written notice of cancellation and the returned policy. The policy will then be deemed void.

Assignment

You can also generally assign the policy any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment in good order at our Administrative Office and approve it. We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to require that an assignment will be effective only upon acceptance by us, and to refuse assignments

Financial Condition

We pay benefits under your policy from our general account assets and/or from your policy value held in the separate account. It is important that you understand that payments of the benefits depend upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your policy value that is allocated to the subaccounts of the separate account. Your policy value in those subaccounts constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. You also may be permitted to make allocations to guaranteed period options of the fixed account, which are supported by the assets in our general account. Any guarantees under a policy that exceed policy value, such as those associated with any lifetime withdrawal benefit riders and any optional death benefits, are paid from our general account (and not the separate account). Therefore, any amounts that we may be obligated to pay under the policy in excess of policy value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligation we monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. We encourage both existing and prospective policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division as well as the financial statements of the separate account are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI’s available on the SEC’s website at http://www.sec.gov. Our financial strength ratings can be found on our website.

Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolio.

~~Supportable Payment — The amount equal to the sum of the variable annuity unit values multiplied by the number of variable annuity units in each of the selected subaccounts.~~

Surrender Charge — A percentage of each premium payment that depends upon the length of time from the date of each premium payment. The surrender charge is assessed on full or partial surrenders from the policy. A surrender charge may also be referred to as a “contingent deferred sales charge” or a “contingent deferred sales load.”

Surrender Charge Free Amount — The amount that can be withdrawn each policy year without incurring any surrender charges.

Valuation Period — The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made generally at the close of business on each market day.

Variable Annuity Payments — Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice — Written notice, signed by the owner, that gives us the information we require and is received in good order at the Administrative Office. For some transactions, we may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements for good order that we establish for such notices.

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